TRICO MARINE SERVICES, INC.
EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratios)

	Years ended December 31,					Nine months ended September 30,

	1997	1998	1999 (1)	2000 (2)	2001 (3)	2002 (4)

Net income (loss)	$35,299	$25,280	$(33,410)	$(12,722)	$(6,923)	$(53,529)

Amortization of capitalized interest	8	40	174	216	215	173

Extraordinary item, net of taxes	-	-	1,830	(715)	-	10,896

Income tax expense (benefit)	18,982	11,804	(15,785)	(5,332)	(3,317)	14,157

Earnings (loss) from continuing operations
before income taxes	$54,289	$37,124	$(47,191)	$(18,553)	$(10,025)	$(28,303)

Fixed charges

Interest on long-term debt expensed	$7,994	$27,696	$31,987	$29,883	$26,232	$20,505

Interest on long-term debt capitalized	421	4,060	1,206	-	156	625

Amortization of deferred
financing costs	372	1,784	1,632	1,388	1,366	929

Estimated portion of rental expense
attributable to interest	15	60	72	65	69	60

Total fixed charges	$8,802	$33,600	$34,897	$31,336	$27,823	$22,119

Earnings (loss) from continuing operations
before income taxes and fixed charges,
except capitalized interest	$62,670	$66,664	$(13,500)	$12,783	$17,642	$(6,809)

Ratio of earnings to fixed charges	7.1	2.0	-	-	-	-

(1) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $48.6 million.
(2) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $18.8 million.
(3) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $10.4 million.
(4) Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $29.1 million.